





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69839

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/24/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Global Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Vanderbilt Motor Parkway, Suite 205
(No. and Street)

HAUPPAUGE (City) NEW YORK (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NIXON 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kaplan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Global Partners LLC _____ , as

of _DECEMBER 31_ _____ , 20_17_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DOREEN M. ARAUJO
Notary Public, State of New York
No. 01AR6207634
Qualified in Suffolk County
Commission Expires June 15, 20_21_ .

_____
Signature

CEO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON GLOBAL PARTNERS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE PERIOD
AUGUST 24, 2017 THROUGH DECEMBER 31, 2017

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Madison Global Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Global Partners, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the period from August 24, 2017 (date of inception) to December 31, 2017 and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from August 24, 2017 (date of inception) to December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MADISON GLOBAL PARTNERS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE PERIOD AUGUST 24, 2017 THROUGH DECEMBER 31, 2017

TABLE OF CONTENTS

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

<u>ASSETS</u>

Assets		
Cash	$	57,530
Furniture, Equipment and Leasehold Improvements, Net		
of accumulated depreciation of $ 14,996		57,858
Deposit with Sub-Clearing Broker Dealer		25,000
Prepaid Expense		20,572
Security Deposit		11,293
Misc Receivable		512
Total Assets	$	172,765

<u>LIABILITIES AND MEMBER'S CAPITAL</u>

Liabilities		
Accrued Expenses	$	1,978
Total Liabilities		1,978
Member's Capital		170,787
Total Liabilities and Member's Capital	$	172,765

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 24, 2017 THROUGH DECEMBER 31, 2017

Expenses		
Occupancy and Equipment	$	34,893
Professional Fees		19,116
Technology and Communications		13,858
Regulatory Fees		9,541
Depreciation and Amortization		6,676
Other Operating Expenses		5,622
Total Operating Expenses		89,706
Net Loss	$	(89,706)

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD AUGUST 24, 2017 THROUGH DECEMBER 31, 2017

Balance - August 24, 2017	$	185,493
Member's Contributions		75,000
Net Loss		(89,706)
Balance - December 31, 2017	$	170,787

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 24, 2017 THROUGH DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Loss		$ (89,706)
Depreciation		6,676
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Decrease in Loan Receivable	$ 4,167	
Increase in Misc Receivable	(512)	
Increase in Prepaid Expenses	(9,587)	
Increase in Deposit with Sub-Clearing Broker Dealer	(25,000)	
Decrease in Accrued Expenses	(86,226)	
		(117,158)
Net Cash Used in Operating Activites		(200,188)
Cash Flow From Investing Activites		
Purchase of Equipment	(1,541)	
Net Cash Used in Investning		(1,541)
Cash Flows From Financing Activities		
Member's Contributions	75,000	
Net Cash Provided by Financing Activities		75,000
Net Decrease in Cash		(126,729)
Cash - Beginning of Period		184,259
Cash - End of Period		$ 57,530

See Accompanying Notes to Financial Statements

MADISON GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

<u>DECEMBER 31, 2017</u>

Note (1) - Nature of business:

Madison Global Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company intends to engage in retail sales including buying and selling of stocks, debt securities, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also intends to act as a placement agent for private placements of securities.

Pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company clears all securities transactions on a fully disclosed basis through another broker dealer pursuant to a sub-clearing agreement. The Company will not hold customer funds or safekeep customer securities.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Commission revenue and related commission expense will be recorded on a trade date basis.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company is a limited liability company, that is taxed as a partnership under Internal Revenue Code regulations ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial members for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

Note (2) - Summary of significant accounting policies (Continued):

(E) Concentration of Credit Risk:

The Company will execute, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for report periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

(G) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $55,551 which exceeded its requirement of $5,000 by $50,551. The Company had a ratio of aggregate indebtedness to net capital of .0356 to 1 at December 31, 2017.

Note (4) – Sub-Clearing Agreement

The Company will clear certain of its proprietary and customer transactions through another Broker-dealer ("clearing broker") on a fully disclosed basis pursuant to a sub-clearing agreement.

Note (5) – Commitments and Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31,2017.

Note (6) – Lease

The Company rents office space pursuant to an Operating lease that ends October 2022. Rent expense for the period August 24th through December 31, 2017 was approximately $ 35,000.

The Company commitment under the office premises operating lease is approximately the following:

2018	$ 72,000
2019	75,000
2020	77,000
2021	79,000
2022	61,000
	$364,000

MADISON GLOBAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

Schedule I

Net Capital		
Total Member's Equity Qualified for Net Capital		$ 170,787
Non-allowable Assets:		
Property and Equipment, Net	$ 57,858	
Sub-Clearing Deposit	25,000	
Prepaid Expenses	20,573	
Security Deposits	11,293	
Misc Receivable	512	
Total Non-Allowable Assets		115,236
Net Capital before Haircuts on Proprietary Positions		55,551
Less: Haircut		-
Net Capital		55,551
Minimum Net Capital Requirement - the greater of $5,000 or 12.5% of aggregate indebtness of $1,978		5,000
Excess Net Capital		$ 50,551
Ratio of Aggregate Indebtness to Net Capital		3.56% to 1
Schedule of Aggregate Indebtedness:		
Accrued Expenses	$ 1,978	
Total Aggregrate Indebtedness		$ 1,978

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in form X-17A-5 and net capital as computed above

MADISON GLOBAL PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

MADISON GLOBAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

Schedule I

Net Capital		
Total Member's Equity Qualified for Net Capital		$ 170,787
Non-allowable Assets:		
Property and Equipment, Net	$ 57,858	
Sub-Clearing Deposit	25,000	
Prepaid Expenses	20,573	
Security Deposits	11,293	
Misc Receivable	512	
Total Non-Allowable Assets		115,236
Net Capital before Haircuts on Proprietary Positions		55,551
Less: Haircut		-
Net Capital		55,551
Minimum Net Capital Requirement - the greater of $5,000		
or 12.5% of aggregate indebtness of $1,978		5,000
Excess Net Capital		$ 50,551
Ratio of Aggregate Indebtness to Net Capital		3.56 to 1
Schedule of Aggregate Indebtedness:		
Accrued Expenses	$ 1,978	
Total Aggregrate Indebtedness		$ 1,978

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in form X-17A-5
and net capital as computed above

11

MADISON GLOBAL PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

MADISON GLOBAL PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)2(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Madison Global Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Madison Global Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Madison Global Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Madison Global Partners, LLC stated that Madison Global Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Madison Global Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Global Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MADISON GLOBAL PARTNERS, LLC
350 Motor Parkway, Suite 205
Hauppauge, NY 11788
Tel: 646.690.0330

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 27, 2018

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Madison Global Partners, LLC is a broker/dealer registered with the SEC and FINRA.

- Madison Global Partners, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.

- Madison Global Partners, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Madison Global Partners, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Madison Global Partners, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

The above statement is true and correct to the best of my and the Firm's knowledge.

